SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 8) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                         DYNAMICS CORPORATION OF AMERICA
                            (Name of Subject Company)

                                 WHX CORPORATION
                              SB ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   268039 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with a copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                         -------------------------------

         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 31, 1997, as previously amended and supplemented, by SB Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), to purchase any and all shares of Common Stock, par value $.10 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997, as amended and supplemented from time to time (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, including the First Supplement dated
April 9, 1997, the Second Supplement dated April 15, 1997 and the Third Supplement dated April 30, 1997, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.          ADDITIONAL INFORMATION

         Item 10 is hereby amended and supplemented by reference to the Proposed Answer and First Amended Counterclaims filed herewith as Exhibit a(24).

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

         (a)   (1)  Offer to Purchase, dated March 31, 1997.*
               (2)  Letter of Transmittal.*
               (3)  Notice of Guaranteed Delivery.*
               (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
               (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
               (7)  Text of Press Release, issued by Parent on March 31, 1997.*
               (8)  Summary Advertisement  published on April 1, 1997.*
               (9)  Text of Press Release, issued by Parent on April 9, 1997.*
               (10) First Supplement to Offer to Purchase, dated April 9, 1997.*
               (11) Revised Letter of Transmittal*
               (12) Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
               (13) Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
               (14) Second  Supplement  to Offer to  Purchase,  dated  April 15,
                    1996.*
               (15) Revised Letter of Transmittal.*
               (16) Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
               (17) Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
               (18) Revised Notice of Guaranteed Delivery.*
               (19) Complaint  in  DYNAMICS   CORPORATION  OF  AMERICA  vs.  WHX
                    CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on April 14, 1997.*
               (20) Text of Press Release, issued by Parent on April 29, 1997.*
               (21) Text of Press Release, issued by Parent on April 30, 1997.*
               (22) Third  Supplement  to Offer to  Purchase,  dated  April  30,
                    1997.*
               (23) Text of Press Release, issued by Parent on May 1, 1997.*
               (24) Motion to Amend  Counterclaims and Proposed Answer and First
                    Amended Counterclaims in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on May 5, 1997.

         (b)   Not applicable.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Not applicable.
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    *   Previously provided.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1997
                                         WHX CORPORATION


                                         By:/S/ STEWART E. TABIN
                                            --------------------
                                             Name:   Stewart E. Tabin
                                             Title:    Assistant Treasurer



                                         SB ACQUISITION CORP.


                                         By: /S/ STEWART E. TABIN
                                            ---------------------
                                              Name:  Stewart E. Tabin
                                              Title:   Vice President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                                                     PAGE
--------------------------------------------------------------------------------

         (a)   (1)  Offer to Purchase, dated March 31, 1997.*
               (2)  Letter of Transmittal.*
               (3)  Notice of Guaranteed Delivery.*
               (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
               (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
               (7)  Text of Press Release, issued by Parent on March 31, 1997.*
               (8)  Summary Advertisement published on April 1, 1997.*
               (9)  Text of Press Release, issued by Parent on April 9, 1997.*
               (10) First Supplement to Offer to Purchase, dated April 9, 1997.*
               (11) Revised Letter of Transmittal*
               (12) Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
               (13) Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
               (14) Second  Supplement  to Offer to  Purchase  dated  April  15,
                    1997.*
               (15) Revised Letter of Transmittal.*
               (16) Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
               (17) Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
               (18) Revised Notice of Guaranteed Delivery.*
               (19) Complaint  in  DYNAMICS   CORPORATION  OF  AMERICA  vs.  WHX
                    CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on April 14, 1997.*
               (20) Text of Press Release, issued by Parent on April 29, 1997.*
               (21) Text of Press Release, issued by Parent on April 30, 1997.*
               (22) Third  Supplement  to Offer to  Purchase,  dated  April  30,
                    1997.*
               (23) Text of Press Release, issued by Parent on May 1, 1997.*
               (24) Motion to Amend  Counterclaims and Proposed Answer and First
                    Amended Counterclaims in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on May 5, 1997.

         (b)   Not applicable.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Not applicable.

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    *   Previously provided.